UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of May, 2014

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                  Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE:CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) today that, in an extraordinary meeting of CEMEX’s Board of Directors held on May 15, 2014, Mr. Rogelio Zambrano Lozano was appointed as the new Chairman of CEMEX’s Board of Directors.

Mr. Rogelio Zambrano Lozano has been a member of CEMEX’s Board of Directors since 1987 and President of CEMEX’s Finance Committee since 2009, highlighting his professional career and broad and excellent performance as a member of CEMEX’s Board of Directors.

Mr. Rogelio Zambrano Lozano holds an Industrial and Systems Engineering degree from the Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”) and a Master’s in Business Administration from the Wharton Business School of Pennsylvania University. He is also a member of the Advisory Board of Grupo Financiero Banamex, S.A. de C.V. Zona Norte, and a member of the Boards of Directors of each of Carza, S.A. de C.V. and ITESM, among others.

Mr. Rogelio Zambrano Lozano is a grandson of Mr. Lorenzo Zambrano Gutiérrez, one of CEMEX’s founders, and a son of Mr. Marcelo Zambrano Hellión, who was a member of CEMEX’s Board of Directors from 1957 until his passing away and was Chairman of CEMEX’s Board of Directors from 1979 to 1995.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	May 15, 2014	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller